Exhibit 99.1

Consolidated Financial Statements of

LORUS THERAPEUTICS INC.

Years ended May 31, 2009, 2008 and 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended May 31, 2009 and for the period from inception on September 5, 1986 to May 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2009 and for the period from inception on September 5, 1986 to May 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 26, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

LORUS THERAPEUTICS INC.

May 31, 2009 and 2008

	2009	2008

Assets

Current assets:
Cash and cash equivalents (notes 9 and 12)	$5,374	$2,652
Short-term investments (notes 4 and 9)	490	6,784
Prepaid expenses and other assets	826	721
Amount held in escrow (note 1(b))	-	600
	6,690	10,757

Fixed assets (note 5)	231	244
Goodwill	606	606

	$7,527	$11,607

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable	$299	$923
Deferred gain on sale of shares (notes 1(b) and 14(d))	-	600
Accrued liabilities	1,131	1,194
Secured convertible debentures (note 13)	14,448	-
	15,878	2,717

Secured convertible debentures (note 13)	-	12,742

Shareholders' deficiency:
Share capital (note 6):
Common shares	162,240	158,743
Equity portion of secured convertible debentures	3,814	3,814
Stock options	3,845	4,961
Contributed surplus	10,744	9,181
Warrants	417	-
Deficit accumulated during development stage	(189,411)	(180,551)
	(8,351)	(3,852)

Basis of presentation (note 1)
Contingencies, commitments and guarantees (note 14)
Subsequent events (note 18)

	$7,527	$11,607

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Denis R. Burger"   Director

"Aiping H. Young"   Director

LORUS THERAPEUTICS INC.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian dollars, except for per common share data)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Revenue	$184	$43	$107	$1,040

Expenses:
Cost of sales	-	2	16	105
Research and development (note 11)	3,757	6,260	3,505	123,997
General and administrative	2,958	3,715	3,727	57,875
Stock-based compensation (note 7)	446	719	503	8,418
Depreciation and amortization of fixed assets	189	317	402	9,731
	7,350	11,013	8,153	200,126
	(7,166)	(10,970)	(8,046)	(199,086)
Other expenses (income):
Interest on convertible debentures	707	1,029	1,050	3,968

Accretion in carrying value of convertible debentures (notes 3(c)(iv) and 13)	1,707	1,176	935	4,903

Amortization of deferred financing costs (notes 3(c)(iv) and 13)	-	-	110	412
Interest	(270)	(542)	(503)	(12,236)
	2,144	1,663	1,592	(2,953)

	(9,310)	(12,633)	(9,638)	(196,133)
Gain on sale of shares (note 1(b))	450	6,299	-	6,749

Loss for the period and other comprehensive loss	$(8,860)	$(6,334)	$(9,638)	$(189,384)

Basic and diluted loss per common share	$(0.04)	$(0.03)	$(0.05)

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share (in thousands)	247,084	215,084	204,860

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Deficit, beginning of period:
As previously reported	$(180,551)	$(174,190)	$(164,552)	$-
Change in accounting policy	-	(27)	-	(27)
As restated	(180,551)	(174,217)	(164,552)	(27)

Loss for the period	(8,860)	(6,334)	(9,638)	(189,384)

Deficit, end of period	$(189,411)	$(180,551)	$(174,190)	$(189,411)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2008

Cash flows from operating activities:
Loss for the period	$(8,860)	$(6,334)	$(9,638)	$(189,384)
Items not involving cash:
Gain on sale of shares (note 1(b))	(450)	(6,299)	-	(6,749)
Stock-based compensation	446	719	503	8,418
Interest on convertible debentures	707	1,029	1,050	3,968

Accretion in carrying value of convertible debentures	1,707	1,176	935	4,903

Amortization of deferred financing costs	-	-	110	412

Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	189	317	1,057	22,292
Other	(10)	(7)	-	445

Change in non-cash operating working capital (note 12)	(942)	(794)	(310)	(454)
Cash used in operating activities	(7,213)	(10,193)	(6,293)	(156,149)

Cash flows from financing activities:

Issuance of debentures, net of issuance costs	-	-	-	12,948
Issuance (repurchase) of warrants (note 6)	-	(252)	-	37,153

Proceeds on sale of shares, net of amount held in escrow and arrangement costs (note 1(b))	600	7,561	(1,262)	6,899

Issuance of common shares and warrants, net of issuance costs (note 6)	3,207	-	11,654	112,232
Cash provided by financing activities	3,807	7,309	10,392	169,232

Cash flows from investing activities:
Maturity (purchase) of investments, net	6,304	4,189	(5,366)	(500)
Business acquisition, net of cash received	-	-	-	(539)
Acquired patents and licenses	-	-	-	(715)
Additions to fixed assets	(176)	(58)	(20)	(6,303)
Proceeds on sale of fixed assets	-	-	-	348
Cash provided by (used in) investing activities	6,128	4,131	(5,386)	(7,709)

Increase (decrease) in cash and cash equivalents	2,722	1,247	(1,287)	5,374

Cash and cash equivalents, beginning of period	2,652	1,405	2,692	-

Cash and cash equivalents, end of period	$5,374	$2,652	$1,405	$5,374

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

1.	Basis of presentation:

(a)	Going concern:

The Company has not earned substantial revenue from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of significant payments from strategic partners.

Subsequent to year end, the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration of cash and other assets (note 18).

Management has forecasted that the Company's current level of cash, cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

1.	Basis of presentation (continued):

(b)	Reorganization:

On November 1, 2006, Lorus Therapeutics Inc. ("Lorus", the "Company" or "New Lorus") was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc., formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization (the "Arrangement").  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.

In connection with the Arrangement, New Lorus received cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand related to the indemnification discussed below, before transaction costs.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

Under the Arrangement, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of various matters discussed in note 14.  The escrowed amount of $600 thousand was subsequently released to Lorus on July 10, 2008.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

1.	Basis of presentation (continued):

The Arrangement has been accounted for on a continuity of interest basis and, accordingly, the consolidated financial statements of New Lorus reflect the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these consolidated financial statements include those of Old Lorus.

2.	Changes in accounting policies:

(a)	Accounting changes:

Effective June 1, 2008, the Company adopted the Accounting Standards Board's ("AcSB") replacement of Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of this standard did not have any impact on the Company's consolidated financial statements during the year ended May 31, 2009.

(b)	Capital disclosures:

Effective June 1, 2008, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures ("Section 1535"). Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed.  It requires the disclosure of information about: (i) an entity's objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by Section 1535 in note 8 to these consolidated financial statements.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

2.	Changes in accounting policies (continued):

(c)	Financial instruments:

Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863").  Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards did not have any impact on the classification and valuation of the Company's financial instruments.  The Company has included disclosures recommended by these new Handbook sections in note 9 to these consolidated financial statements.

(d)	General standards of financial statement presentation:

In May 2007, the AcSB amended CICA Handbook Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity's ability to continue as a going concern;

(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

2.	Changes in accounting policies (continued):

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern; and

(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The new disclosure requirements pertaining to this section are contained in note 1(a) to these consolidated financial statements.

3.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiaries, GeneSense Technologies Inc. ("GeneSense") and Pharma Immune Inc. ("Pharma Immune"), which are substantially located in Canada.  The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.  All significant intercompany balances and transactions have been eliminated on consolidation.  Subsequent to year end, the Company disposed of the shares of Pharma Immune (note 18).

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(b)	Revenue recognition:

Revenue includes product sales, service, license and royalty revenue.

The Company recognizes revenue from product sales and provision of services when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured.  The Company allows customers to return product.  Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

Revenue from multiple element arrangements consisting of non-refundable license fees, receipt of milestone payments, royalty and delivery of services over a defined term are recognized in accordance with Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables.  The Company recognizes the non-refundable license fee as revenue when the technology license is delivered, the fee is fixed or determinable, collection of the amount was probable and there is no continuing involvement or obligation to perform under the arrangement.  Any milestone payment subsequently received from the customer is recognized when the customer acknowledges achievement of the milestone, when the fee is fixed or determinable and collection of the amount is probable.  If the multiple deliverables in an arrangement do not meet the criteria for separation, the proceeds from the entire arrangement are deferred and recognized as revenue on a proportionate performance basis, or over the term of the arrangement.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(c)	Financial instruments:

Upon adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), on June 1, 2007, the Company designates its financial assets and liabilities as follows:

(i)	Cash and cash equivalents:

Cash and cash equivalents as at June 1, 2007 and acquired thereafter are classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statements of operations.  As a result of adopting the new standards, there was no material change in valuation of these assets.

The Company considers unrestricted cash on hand and in banks, term deposits and guaranteed investment certificates with original maturities of three months or less as cash and cash equivalents.

(ii)	Short-term investments, marketable securities and other investments:

Short-term investments consist of fixed income government investments and corporate instruments.  Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations.  The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in a decrease in the carrying amount of these investments of $27 thousand and a corresponding increase in the opening deficit at June 1, 2007.  The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2009 of $10 thousand (2008 - $7 thousand).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

The Company invests in high-quality fixed income government and corporate investments with low credit risk.

Subsequent to the adoption of Section 3855, short-term investments, which consist of fixed income securities with a maturity of more than three months but less than one year, are recorded at their accreted value as they are held-to-maturity instruments.  Certain corporate instruments have maturities greater than one year, however, the Company has designated these investments as held-for-trading, and have classified these investments as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.

(iii)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there was no material change in the carrying value of these liabilities.

(iv)	Secured convertible debentures:

The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long-term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

(v)	Embedded derivatives:

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statements of operations in the period in which the change occurs.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

The Company did not identify any embedded derivatives that required separation from the related host contract and measured at fair value as at June 1, 2007.

(vi)	Transaction costs:

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

(d)	Fixed assets:

Fixed assets are recorded at cost less accumulated depreciation and amortization.  The Company records depreciation and amortization at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	Over 3 to 5 years
Leasehold improvements	Over the lease term

(e)	Research and development:

Research costs are charged to expense as incurred.  Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  No development costs have been deferred to date.

(f)	Goodwill and acquired patents and licenses:

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination.  Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist.  When the carrying value of a reporting unit's goodwill exceeds the residual fair value, an impairment loss is recognized in an amount equal to the excess.

The Company has identified no impairment relating to goodwill for 2009, 2008 and 2007.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds.  The nature of this asset is such that it was categorized as an intangible asset with a finite life.  These assets have now been fully amortized.

(g)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(h)	Stock-based compensation:

The Company has a stock-based compensation plan, described in note 7.  Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used.  On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004.  This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002.  Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  Consideration paid on the exercise of stock options and warrants is credited to common shares.  The fair value of performance-based options is recognized over the estimated period to achieve the performance conditions.  Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  Lorus records an expense and a liability equal to the market value of the shares issued.  The accumulated liability is adjusted for market fluctuations on a quarterly basis.

(i)	Investment tax credits:

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.  Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.  Investment tax credits receivable at May 31, 2009 of $600 thousand are classified as prepaid expenses and other assets (2008 - $400 thousand).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(j)	Income taxes:

Income taxes are accounted for using the asset and liability method.  Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  A valuation allowance is recorded if it is not more likely than not that some portion of or all of a future tax asset will be realized.

(k)	Loss per share:

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per common share is calculated by dividing the loss for the year by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year.  Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method.  Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(l)	Segmented information:

The Company is organized and operates as one operating segment, the research and development of pharmaceuticals.  Substantially all of the Company's identifiable assets as at May 31, 2009 and 2008 are located in Canada.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(m)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates.  Monetary assets and liabilities are translated into Canadian dollars at the rates in effect on the balance sheet dates.  Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

(n)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years.  Actual results may differ from those estimates.  Significant estimates include the valuation of the convertible debentures, fair value of guarantees, the fair value of stock options granted and warrants issued and the useful lives of fixed and intangible assets.

(o)	Recent Canadian accounting pronouncements not yet adopted:

(i)
Section 3064, Goodwill and Intangible Assets, will be replacing Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs.  This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The impact of adoption of this new section on the Company's consolidated financial statements has not been determined.

(ii)
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The Company will commence the IFRS conversion project in fiscal 2010.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

3.	Significant accounting policies (continued):

(iii)
In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures  ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based in inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

4.	Short-term investments, marketable securities and other investments:

	Less than	Greater than
	one year	one year		Yield to
2009	maturities	maturities	Total	maturity

Corporate investments
(including guaranteed
investment certificates)	$248	$242	$490	–

	Less than	Greater than
	one year	one year		Yield to
2008	maturities	maturities	Total	maturity

Corporate investments
(including guaranteed
investment certificates,
medium-term notes and
fixed-term notes)	$6,304	$480	$6,784	3.89 - 4.60%

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

4.	Short-term investments, marketable securities and other investments (continued):

At May 31, 2008, investments with maturities of less than one year are classified as held-to-maturity investments and carried at amortized cost.  These investments have maturities varying from one to two months.  Certain corporate investments, totalling $490 thousand at May 31, 2009 (2008 - $480 thousand), have been designated as held-for-trading investments, and have been classified as short-term investments on the consolidated balance sheets.  These investments are carried at fair value.  The net increase in fair value for the year ended May 31, 2009 amounted to $10 thousand and has been included in the consolidated statements of operations in interest income.

At May 31, 2008, the carrying values of held-to-maturity investments approximated their quoted market values.  These investments had varying maturities from one to two months.

5.	Fixed assets:

		Accumulated
		depreciation
		and	Net book
2009	Cost	amortization	value

Furniture and equipment	$2,905	$2,674	$231
Leasehold improvements	908	908	–

	$3,813	$3,582	$231

		Accumulated
		depreciation
		and	Net book
2008	Cost	amortization	value

Furniture and equipment	$2,728	$2,557	$171
Leasehold improvements	908	835	73

	$3,636	$3,392	$244

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

6.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)

Balance at May 31, 2006	174,694	$145,001	3,000	$991
Share issuance (e)	33,800	11,641	–	–
Interest payments (note 13)	3,726	1,050	–	–
Exercise of stock options	46	22	–	–
Repurchase of warrants (g)	–	–	(3,000)	(991)

Balance, May 31, 2007	212,266	157,714	–	–
Interest payments (note 13)	5,383	1,029	–	–

Balance, May 31, 2008	217,649	158,743	–	–
Interest payments (note 13)	10,620	707	–	–
Issuance of units (e)	28,539	2,790	14,269	417

Balance, May 31, 2009	256,808	$162,240	14,269	$417

(b)	Contributed surplus:

	2009	2008	2007

Balance, beginning of year	$9,181	$8,525	$7,665
Forfeiture of stock options	1,563	656	121
Repurchase of warrants (g)	–	–	739

Balance, end of year	$10,744	$9,181	$8,525

(c)	Continuity of stock options:

	2009	2008	2007

Balance, beginning of the year	$4,961	$4,898	$4,525
Stock option expense	446	719	494
Forfeiture of stock options	(1,562)	(656)	(121)

Balance, end of year	$3,845	$4,961	$4,898

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

6.	Share capital (continued):

(d)	Alternate compensation plans:

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash.  Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date.  The share units are granted based on the market value of the common shares on the date of issue.  No deferred share units were issued during the years ended May 31, 2009, 2008 and 2007.

(e)	Share issuances:

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders. Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering, the Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were approximately $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the Units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option-pricing model.  The resulting allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

On July 10, 2007, as part of the Arrangement described in note 1(b), the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

6.	Share capital (continued):

(f)	Employee share purchase plan:

The Company's employee share purchase plan ("ESPP") was established on January 1, 2005.  The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.  The ESPP provides a means by which employees of the Company and its affiliates may purchase common shares of the Company at a discount through accumulated payroll deductions.  Generally, each offering is of three months' duration with purchases occurring every month.  Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.  For the year ended May 31, 2009, 239,000 (2008 - 282,000; 2007 - 69,000) common shares have been purchased under the ESPP, and Lorus has recognized an expense of $3 thousand (2008 - $10 thousand; 2007 - $5 thousand) related to this plan in these consolidated financial statements.

(g)	Repurchase of warrants:

In May 2007, the Company entered into an agreement with the holder of Lorus' $15.0 million secured convertible debenture to repurchase the outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand upon close of the Arrangement.  The equity-classified carrying value of the warrants was $991 thousand and the difference between the equity value and the purchase price was recorded as contributed surplus of $739 thousand.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

7.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, currently estimated at 38,500,000 options.  Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant.  Options vest at various rates (immediate to three years) and have a term of 10 years.  Stock option transactions for the three years ended May 31, 2009 are summarized as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
	(In thousands)		(In thousands)		(In thousands)

Outstanding,
beginning of year	16,438	$0.45	12,988	$0.59	10,300	$0.70
Granted	5,124	0.10	6,048	0.21	5,318	0.30
Exercised	–	–	–	–	(46)	0.30
Forfeited	(4,689)	0.66	(2,598)	0.58	(2,584)	0.44

Outstanding,
end of year	16,873	0.29	16,438	0.45	12,988	0.59

Exercisable,
end of year	9,708	$0.38	10,241	$0.58	9,796	$0.68

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

7.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at May 31, 2009:

	Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price
	(In thousands)			(In thousands)

$0.08 - $0.24X	9,458	8.84	$0.16	3,598	$0.20
$0.25 - $0.49	5,701	6.55	0.29	4,397	0.29
$0.50 - $0.99	1,166	4.94	0.78	1,166	0.78
$1.00 - $2.50	548	3.23	1.42	547	1.42

	16,873	7.61	0.29	9,708	0.38

For the year ended May 31, 2009, stock option expense comprised $127 thousand (2008 - $171 thousand; 2007 - $216 thousand) related to research and development and $319 thousand (2008 - $548 thousand; 2007 - $287 thousand) related to general and administrative.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2009	2008	2007

Risk-free interest rate	2.00% - 3.50%	3.75% - 4.70%	4.50%
Expected volatility	76%	77% - 80%	75% - 80%
Expected dividend yield	0%	0%	0%
Expected life of options	5 years	5 years	5 years
Weighted average fair value of options
granted or modified during the year	$0.07	$0.14	$0.20

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

8.	Capital risk management:

The Company's objectives when managing capital are to:

(a)	maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

(b)	maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

(c)	ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

At May 31, 2009, the capital structure of the Company consisted of secured convertible debentures and equity comprised of share capital, warrants, the equity portion of the secured convertible debentures, stock options, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.  Subsequent to year end, the Company settled its secured convertible debentures and extinguished its liability in the amount of $15 million for consideration consisting of cash and other assets.  The Company has forecasted that its current capital resources after extinguishment of the secured convertible debentures (note 18) will not be sufficient to carry its research and development plans and operations for the next twelve months (note 1(a)) without additional financing.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

9.	Financial Instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	2009	2008

Financial assets:

Cash and cash equivalents, consisting of term deposits and guaranteed investment certificates, held-for-trading, at fair value	$5,374	$2,652
Short-term investments, held-to-maturity, recorded at amortized cost	–	6,304
Short-term investments, held-for-trading, recorded at fair value	490	480
Amount held in escrow, measured at amortized cost	–	600

Financial liabilities:
Accounts payable, measured at amortized cost	299	923
Accrued liabilities, measured at amortized cost	1,131	1,194
Secured convertible debentures, measured at amortized cost	14,448	12,742

(b)	Financial risk management:

The Company has exposure to credit risk, liquidity risk and market risk.  The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and short-term investments.  The carrying amount of the financial assets represents the maximum credit exposure.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

9.	Financial Instruments (continued):

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions.  The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1(a) for further discussion on the Company's ability to continue as a going concern.

(iii)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents, short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The secured convertible debentures accrue interest at a rate of prime plus 1%.  A change of 100 basis points in the prime interest rate would have increased (decreased) equity and loss for the year by approximately $150 thousand for the year ended May 31, 2009.  This analysis assumes all other variables remain constant.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

9.	Financial Instruments (continued):

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2009, U.S. dollar denominated accounts payable and accrued liabilities amounted to $70 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $7 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than a 19% interest held in Zor Pharmaceuticals, LLC ("ZOR") that is the licensee of Virulizin.  The Company paid a nominal amount for this equity interest and is not exposed to any losses in excess of this nominal amount.  This equity interest in Zor Pharmaceuticals was disposed of subsequent to the year end (note 18).

10.	Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

10.	Income taxes (continued):

Significant components of the Company's future tax assets are as follows:

	2009	2008

Non-capital loss carryforwards	$3,099	$1,571
Capital loss carryforwards	218	218
Research and development expenditures	4,518	3,275
Book over tax depreciation	749	631
Intangible asset	3,386	3,386
Ontario harmonization tax credit	179	–

Future tax assets	12,149	9,081

Valuation allowance	(12,149)	(9,081)

	$–	$–

As a result of the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system, the Company has recorded the benefit of a transitional credit of $179 thousand.  This non-refundable credit will be available to reduce future Ontario income taxes over the next five years.

During the year ended May 31, 2009, for purposes of its provincial tax carryforwards, the Company recognized research and development tax expenditures that were incurred in a prior year.  Consequently, the Company increased the related future tax assets as at May 31, 2009 by $856 thousand, offset by a valuation allowance of the same amount, with no resulting net impact on the consolidated balance sheet, consolidated statement of operations and comprehensive income or consolidated statement of deficit, in the current year or any prior period.

During the year ended May 31, 2008, under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement (note 1(b)).  Those tax attributes remaining with Old Lorus are no longer available to the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

10.	Income taxes (continued):

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

The Company has undeducted research and development expenditures, totalling $15.6 million that can be carried forward indefinitely.  In addition, the Company has non-capital loss and capital loss carryforwards of $10.7 million and $1.5 million, respectively.  To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2010	$142
2015	10
2026	11
2027	4
2028	6,653
2029	3,868

$10,688

Income tax rate reconciliation:

	2009	2008	2007

Recovery of income taxes based on statutory rate of 33%	$(2,950)	$(2,217)	$(3,481)
Expiry of losses	247	127	1,311
Change in valuation allowance subsequent to the Arrangement	3,068	2,048	(3,168)
Non deductible accretion, stock-based compensation and capital gains	582	(1,880)	519
Ontario harmonization tax credit	(260)	–	–
Change in substantively enacted tax rates	299	1,585	4,437
Adjustment of prior year research and development expenditures	(856)	–	–
Other	(130)	337	382

	$–	$–	$–

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

11.	Research and development programs:

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a)	Antisense:

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins.  LOR-2040 (formerly GTI-2040) is the Company's lead antisense drug, and has shown preclinical anticancer activity across a broad range of cancers and is currently in various Phase I/II trials in several solid tumor types, which are sponsored by the U.S. National Cancer Institute.  Lorus has selected Acute Myeloid Leukemia ("AML") as a lead cancer indication for clinical development of LOR-2040.  LOR-2040 is currently in a Company-sponsored advanced Phase II clinical trial in combination with high dose Ara-C as salvage therapy in refractory and relapsed AML patients under 60 years of age.

(b)	Small molecules:

The Company is utilizing its small molecule drug screening technologies and preclinical scientific expertise to identify several groups of novel small molecules that show strong anticancer activity and a high therapeutic index due to low toxicity.

The Company's proprietary group of novel small molecule compounds, which include lead compounds LOR-253 and LOR-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.

(c)	Immunotherapy:

This clinical approach stimulates the body's natural defences against cancer.  The Company's lead immunotherapeutic drug, Virulizin®, completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005 and, although overall survival data did not reach statistical significance there was sufficient justification for further development of a favourable subgroup.   In April 2008, the Company signed an exclusive multinational license agreement with ZOR to further develop and market the drug in certain territories. In June 2009, as discussed in note 18, the Company transferred this license agreement as part of its agreement to repurchase the secured convertible debentures.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

11.	Research and development programs (continued):

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Antisense:
Expensed	$1,123	$3,291	$1,736	$35,959
Acquired	–	–	–	11,000
Small molecules:
Expensed	2,634	2,821	1,678	12,841
Acquired	–	–	–	1,228
Immunotherapy:
Expensed	–	148	91	75,197

Total expensed	$3,757	$6,260	$3,505	$123,997

Total acquired	$–	$–	$–	$12,228

Amortization of the acquired patents and licenses is included in the 'Expensed' line of the table.

12.	Supplemental cash flow and other information:

Cash and cash equivalents consist of:

	2009	2008

Cash	$2,676	$143
Term deposits and guaranteed investment certificates	2,698	2,509

	$5,374	$2,652

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

12.	Supplemental cash flow and other information (continued):

Change in non-cash operating working capital is summarized as follows:

				Period from
				inception on
				September 5,
				1986 to
	Years ended May 31,			May 31,
	2009	2008	2007	2009

Prepaid expenses and other assets	$(105)	$(386)	$180	$(250)
Accounts payable	(624)	(181)	549	(945)
Accrued liabilities	(213)	(227)	(1,039)	741

	$(942)	$(794)	$(310)	$(454)

During the year ended May 31, 2009, the Company received interest of $367 thousand (2008 -$519 thousand; 2007 - $412 thousand).

Supplementary disclosure relating to non-cash financing activities during May 31, 2008 consists of $252 thousand related to the liability to repurchase warrants.

13.	Convertible debentures:

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures") to The Erin Mills Investment Corporation ("TEMIC" or the "debenture holder").  The debentures are secured by a first charge over all of the assets of the Company.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

13.	Convertible debentures (continued):

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005.  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest would be payable in cash or common shares at the option of the debenture holder.  Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the 10 trading days immediately preceding their issue in respect of each interest payment.  For the year ended May 31, 2009, the Company issued 10,620,000 (2008 - 5,383,000; 2006 - 3,726,000) shares in settlement of approximately $707 thousand (2008 - $1.0 million; 2007 - $1.0 million) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14, 2005 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debenture holder from escrow 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  In May 2007, the 3,000,000 common share purchase warrants were repurchased in connection with the Arrangement (note 6(g)).

Prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the Agreement.  For the year ended May 31, 2007, the Company recognized $110 thousand in amortization expense.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Deferred financing costs are recognized in the consolidated statements of operations as accretion expense.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million.  For the year ended May 31, 2009, the Company has recognized $1.7 million (2007 - $1.2 million; 2007 - $935 thousand) in accretion expense.  The convertible debentures were settled subsequent to the year end (note 18).

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

14.	Contingencies, commitments and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments of approximately $148 thousand in 2010, $129 thousand in 2011 and $9 thousand in 2012.

During the year ended May 31, 2009, operating lease expenses were $143 thousand (2008 - $140 thousand; 2007 - $139 thousand).

(b)	Other contractual commitments:

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i)	a 20% share interest in NuChem;

(ii)	a payment of U.S. $350 thousand in shares of Lorus; and

(iii)	up to U.S. $3.5 million in cash.

To date, the Company has made cash payments of U.S. $500 thousand.  The remaining balance of up to U.S. $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials.  Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company did not meet any of these milestones during the current year and does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2010 or 2011 and cannot reasonably predict when such milestones will be achieved, if at all.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

14.	Contingencies, commitments and guarantees (continued):

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies.  In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights.  Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties.

The Company has not yet earned any revenue from the products covered under this agreement and, therefore, has not paid any royalties thereunder and cannot reasonably predict the timing and amount of any future payment.  The Company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2010 or 2011, and cannot reasonably predict when such royalties will become payable, if at all.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company.  The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company.  The maximum amounts payable from these guarantees cannot be reasonably estimated.  Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.  The fair value of this indemnification is not determinable.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

14.	Contingencies, commitments and guarantees (continued):

(d)	Indemnification on Arrangement:

Under the Arrangement (note 1(b)), the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Subsequent to the release of the escrowed amount of $600 thousand in July 2008, the Company has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in accrued liabilities as at May 31, 2009.

(e)	Regulatory matter:

On October 31, 2008, Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  Lorus is eligible to apply for deregistration from the Securities Exchange Commission one year after delisting from AMEX.  Lorus intends to submit this application by October 31, 2009.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

15.	Financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

(a)	Cash and cash equivalents, short-term investments, other assets, amount held in escrow, accounts payable and accrued liabilities:

Due to the short period to maturity of the financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

(b)	Convertible debentures:

The fair value of the convertible debentures at May 31, 2009 is $14.5 million (2008 - $13.9 million).

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments.  The Company mitigates this risk by investing in high grade fixed income securities.

Prior to extinguishment of the Company's convertible debentures, it was exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.  The convertible debentures were settled subsequent to the year end (note 18) and the Company does not have other interest bearing debt at May 31, 2009.

16.	License agreement:

Effective April 8, 2008, the Company entered into a non-exclusive multinational license agreement with ZOR, formed as a subsidiary of Zoticon Bioventures Inc., to further develop and commercialize Virulizin® for human therapeutic applications.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

16.	License agreement (continued):

Under the terms of the agreement, the Company received an upfront licensing fee of $100 thousand, and may receive certain milestone payments totalling approximately U.S. $10 million based on progress through financing and clinical development, and royalties on net sales that vary from 10% to 20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.  ZOR will assume all future costs for the development of the licensed technology.  In 2009, the Company received an additional payment of $178 thousand (U.S. $150 thousand).

The Company has also entered into a service agreement with ZOR to assist in the transfer of knowledge.  Under this agreement, the Company has agreed to provide ZOR with 300 hours of consulting service during a period of 18 months.

The initial fee of $100 thousand and a milestone payment of $178 thousand (U.S. $150 thousand) have been deferred under this arrangement and revenue is recognized based on the measure of progress toward completion of the technical support services under this contract based on the actual hours provided relative to the total number of hours required to be provided, applied to the total of these initial fee and non-contingent contractual payments related to the support services.  At any time, the amount of cumulative revenue recognized would not exceed the cumulative amount of non-refundable payments received under the arrangement.

In addition, Lorus acquired a 25% equity interest in ZOR in exchange for a capital contribution of $2,500.  This investment has been accounted for as an equity investment.  Lorus' equity is subject to dilution following receipt by ZOR of more than U.S. $5 million of equity financing in ZOR should the Company not to participate in the financing.  During the year, the Company's equity interest was reduced to 19%.

As described in note 18, subsequent to year end, as part of the agreement to repurchase the convertible debentures, the Company disposed of its interest in ZOR and assigned the licence agreement to TEMIC.

LORUS THERAPEUTICS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2009, 2008 and 2007

17.	Related party transaction:

During the year ended May 31, 2009, the Company expensed consulting fees of $25 thousand to a director of the Company (2008 - $31 thousand; 2007 - nil). There was no amount payable at May 31, 2009 (2008 - $30 thousand; 2007 - nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18.	Subsequent events:

On June 22, 2009, the Company reached a settlement with TEMIC with respect to the purchase and settlement of the $15.0 million secured convertible debentures.

Under the agreement, Lorus purchased all of the convertible debentures from TEMIC for a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR, sale of intellectual property associated with Virulizin and sale of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which holds an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus will be entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of this consideration, TEMIC has released all security interest in the assets of Lorus.

The purchase and settlement of the secured convertible debentures, the related equity portion of the secured convertible debentures and the gain/loss arising from this transaction will be recorded in the Company's interim financial statements for the quarter ending August 31, 2009.

19.	Comparative figures:

Certain 2008 and 2007 figures have been reclassified to conform to the financial statement presentation adopted in 2009.